Eric S. Klee
Associate General Counsel

March 15, 2010

Mr. James Peklenk
Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Prestige Brands Holdings, Inc.
Form 10-K for Fiscal Year Ended March 31, 2009
Schedule 14A Filed July 2, 2009
File No. 001-32433

Dear Mr. Peklenk:

Pursuant to our discussion on Friday, March 12, on behalf of Prestige Brands Holdings, Inc., I hereby request an extension through April 9, 2010 within which to respond to the Comment Letter dated March 11, 2010 from the Staff of the Securities and Exchange Commission.

Please contact me at (914) 524-6878 should you have any questions regarding the requested extension.  Thank you for your cooperation.

Very truly yours,

/s/ Eric S. Klee
Eric S. Klee

PHONE: 914-524-6878	PRESTIGE BRANDS HOLDINGS, INC.	eklee@prestigebrandsinc.com
FAX: 914-524-7488	90 NORTH BROADWAY, IRVINGTON, NEW YORK 10533
NYSE: PBH